Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

LAARS ACQUISITION, INC.,

as Buyer,

BRADFORD WHITE CORPORATION,

WATER PIK TECHNOLOGIES, INC.,

and

LAARS, INC.,

JANDY INDUSTRIES, INC.

and

WATER PIK TECHNOLOGIES CANADA, INC.,

as Sellers

Dated as of June 6, 2005

TABLE OF CONTENTS

ARTICLE I	PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

1.1	Transfer of Assets

1.2	Assets Not Transferred

1.3	Assumption of Liabilities

1.4	Non-Assumption of Other Liabilities

ARTICLE II	CLOSING AND PURCHASE PRICE

2.1	Time and Place of Closing

2.2	Purchase Price.

2.3	Payment of Purchase Price

2.4	Closing Deliveries

2.5	Post Closing Adjustment to Purchase Price.

2.6	Sale of Boiler Raw Material Inventory

2.7	Tax Allocation

2.8	Canadian Tax Election.

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF SELLERS

3.1	Organization; Standing and Power

3.2	Authority; Non-Contravention; Necessary Consents

3.3	Title to and Sufficiency of Assets

3.4	Financial Statements

3.5	Taxes

3.6	Intellectual Property

3.7	Compliance; Permits

3.8	Litigation

3.9	Environmental Matters

3.10	Contracts

3.11	Brokers’ and Finders’ Fees

3.12	Condition of Assets; Limited Warranties

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF BUYER AND BWC

4.1	Organization; Standing and Power; Charter Documents; Subsidiaries

i

4.2	Authority; Non-Contravention; Necessary Consents

4.3	Brokers’ and Finders’ Fees

4.4	Available Funds

4.5	No Reliance

ARTICLE V	CONDUCT PRIOR TO THE CLOSING

5.1	Conduct of the Business by Sellers

5.2	Soil Testing

ARTICLE VI	AGREEMENTS

6.1	Confidentiality; Access to Information

6.2	Public Disclosure

6.3	Notification of Certain Matters

6.4	Third-Party Consents

6.5	U.S. Based Employee Matters

6.6	Canadian Based Employee Matters

6.7	Guarantees and Letters of Credit

6.8	Insurance Matters

ARTICLE VII	CONDITIONS OF PURCHASE

7.1	Conditions to the Obligations of Each Party to Effect the Purchase

7.2	Additional Conditions to the Obligations of Buyer

7.3	Additional Conditions to the Obligations of Sellers

ARTICLE VIII	TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

8.2	Notice of Termination; Effect of Termination

ARTICLE IX	INDEMNITY AND TAX MATTERS

9.1	Indemnities

9.2	Cooperation and Exchange of Information

9.3	Transfer Taxes

ARTICLE X	GENERAL PROVISIONS

10.1	Non-Survival of Representations and Warranties

10.2	Amendment

ii

10.3	Extension; Waiver

10.4	Notices

10.5	Counterparts

10.6	Entire Agreement; Third-Party Beneficiaries

10.7	Severability

10.8	Other Remedies; Specific Performance

10.9	Governing Law; Jurisdiction

10.10	Rules of Construction

10.11	Assignment

10.12	Fees and Expenses

10.13	Bulk Sales Waiver.

10.14	Waiver of Jury Trial

10.15	Planning Act Compliance.

ARTICLE XI	GUARANTY OF BWC

11.1	BWC Guaranty

ARTICLE XII	DEFINITIONS

12.1	Rules of Construction

12.2	Defined Terms

iii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of June 6, 2005, by and among Water Pik Technologies, Inc., a Delaware corporation (“Parent”), Parent’s wholly-owned subsidiary, Laars, Inc., a Delaware corporation (“Laars”), Laars’s wholly-owned subsidiary, Jandy Industries, Inc., a California corporation (“Jandy”), and their Affiliate, Water Pik Technologies Canada, Inc., a Canadian corporation (“WP Canada”; Laars, Jandy and WP Canada are each a “Seller” and together, the “Sellers”), Laars Acquisition, Inc., a Delaware corporation (“Buyer”) and Bradford White Corporation, a Delaware corporation (“BWC”).  Capitalized terms used in this Agreement without definition are defined in Article XII.

RECITALS

A.            Sellers collectively conduct, among other businesses, a business consisting of the manufacturing, marketing and sale of commercial and residential boilers and water heaters and related products (the “Business”).

B.            On and subject to the terms and conditions of this Agreement, Buyer desires to purchase the Assets from Sellers and is willing to assume certain associated obligations and liabilities, and Sellers desire to sell the Assets to Buyer, subject to the assumption of such associated obligations and liabilities. Buyer is a wholly owned subsidiary of BWC and BWC will guaranty all obligations of Buyer under this Agreement.

C.            The respective Boards of Directors of Buyer, BWC, Parent, and Sellers have approved and declared advisable this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

1.1          Transfer of Assets.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Sellers shall sell to Buyer and Buyer shall purchase from Sellers all of Sellers’ right, title and interest in and to the following property and assets, real, personal or mixed, tangible and intangible, wherever located, belonging to Sellers and which relate exclusively to the Business and certain assets identified below which relate both to the Business and other businesses of Parent and/or Sellers, as the same shall exist on the Closing Date (the “Assets”) as well as any goodwill associated therewith:

(a)           Real Property.  The real property comprising the Rochester, New Hampshire and Oakville, Ontario facilities at which the Business is principally conducted, as more particularly described on Section 1.1(a) of the Sellers Disclosure Letter, and all rights appurtenant thereto (collectively, the “Real Property”);

(b)           Personal Property.  (i) All tangible personal property located at the Real Property that is owned by Sellers, including machinery and equipment, office furniture, supplies, computers, fixtures and other similar property, other than the items of tangible personal property listed on Section 1.1(b)(i) of the Sellers Disclosure Letter (to be relocated by Parent, at its own expense, within 90 days after the Closing Date) and (ii) the items of tangible personal property located at other facilities of Sellers used in connection with the Business that are listed on Section 1.1(b)(ii) of the Sellers Disclosure Letter; provided, that, except as provided in the Transition Agreement, Buyer, at its own expense, removes and relocates all items of personal property listed on Section 1.1(b)(ii) of the Sellers Disclosure Letter within the time frames and according to the procedures set forth in the Transition Agreement.

(c)           Personal Property Leasehold Interests.  The personal property leasehold interests listed in Section 1.1.(c) of the Sellers Disclosure Letter (the “Leasehold Interests”);

(d)           Inventory.  All inventories of raw materials (subject to Section 1.2), works-in-progress and finished goods relating exclusively to the Business, whether located at the Real Property, or at other facilities and locations at which the Business is conducted by Sellers or at locations of customers or other intermediaries; provided, that, except as provided in the Transition Agreement, Buyer, at its own expense, relocates all Inventory located at premises of Sellers other than the Real Property to other premises of Buyer within 30 days after the Closing Date;

(e)           Accounts Receivable.  All accounts receivable and notes receivable of Sellers on the Closing Date arising exclusively out of the Business and all prepaid items and deposits paid by Sellers exclusively in connection with the Business, an aging list of which as of April 30, 2005 is set forth in Section 1.1(e) of the Sellers Disclosure Letter;

(f)            Owned Intellectual Property Assets.  (i) The Intellectual Property owned by Sellers and used exclusively in connection with the Business, the material items of which are listed on Section 1.1(f) of the Sellers Disclosure Letter, including, subject to the License Agreement (as defined below), the trademark “Laars,” and the non-exclusive right to use royalty-free the Intellectual Property (comprised principally of unregistered know-how) owned by Sellers existing as of the Closing Date and used at or prior to the Closing Date jointly in connection with both the Business and Parent’s pool products business (collectively, the “Owned Intellectual Property Assets”);

(g)           Licensed Intellectual Property Assets.  The intangible property license rights under the licenses listed on Section 1.1(g) of the Sellers Disclosure Letter (collectively, the “Leased Intellectual Property Assets”; and, together with the Owned Intellectual Property Assets, the “Intellectual Property Assets”);

(h)           Books and Records.  All books and records and all files, documents, papers and agreements pertaining to the Assets, the Assumed Liabilities or otherwise to the Business that are material to the continuing operation of the Business as a going concern, subject to Sellers retaining copies of the same, if and as they so choose;

(i)            Sales and Business Materials.  All catalogues, brochures, sales literature, promotional material and other selling material relating solely to the products of the Business and all stationery, forms, labels and other material related exclusively to the Business (in each case, except to the extent such materials contain any Intellectual Property of Parent or its affiliates other than the Intellectual Property Assets);

(j)            Assigned Contracts.  The rights of Sellers under all contracts relating exclusively to the Business, including the contracts listed on any of the Sections of the Sellers Disclosure Letter (including all Sellers Material Contracts listed in Section 3.10(b) of the Sellers Disclosure Letter, except as otherwise indicated on such schedule) and those entered into in the ordinary course of the Business through the Closing Date (the “Assigned Contracts”);

(k)           Telephone and Facsimile Numbers; Listings.  All telephone and facsimile numbers associated with the facilities located on the Real Property or associated exclusively with the Business and all post office boxes, directory and other listings associated exclusively with the Business;

(l)            Permits.  All transferable Permits associated with the Real Property or otherwise exclusively related to the Business; and

(m)          URL.  The URLs “laarsspec.com,” “laarsheating.com,” “laarsheatingsystems.com” and, subject to the License Agreement, “laars.com,” and related Web sites.

(n)           For purposes of clarification, the above categories include where applicable the engineering drawings and plans, manufacturing specifications, castings, equipment and other materials related to the Mini-Pennant boiler/ water heater.

The Assets shall include all assets of the type described in this Section 1.1 that are acquired by Sellers for use exclusively in connection with the Business between the date hereof and the Closing Date and shall exclude any such assets that are disposed of, sold or consumed after the date hereof in the ordinary course of business.

1.2          Assets Not Transferred.  Other than the Assets, all assets, rights and properties of Sellers (including, but not limited to, the items set forth on Section 1.1(b)(i) of the Sellers Disclosure Letter) and all raw material inventory necessary for the manufacture of JV- or C-boilers under the Transition Agreement (collectively, the “Boiler Raw Material Inventory”) is specifically excluded from the Assets and shall, subject to Section 2.6, be retained by Sellers (collectively, the “Excluded Assets”).

1.3          Assumption of Liabilities .  On the Closing Date, Buyer shall execute and deliver to Sellers the Assignment and Assumption Agreement, pursuant to which, subject to Section 1.4, Buyer shall assume and agree to pay, perform, fulfill and discharge when due, all the liabilities and obligations of Sellers and Parent arising out of the Business, of any kind or nature whatsoever, known or unknown, whether absolute, contingent, accrued or otherwise, and whether arising before or after the Closing, other than Excluded Liabilities (as defined below) (collectively, the “Assumed Liabilities”).

1.4          Non-Assumption of Other Liabilities .  Buyer is not assuming, and shall not be deemed to have assumed: (i) liabilities for income taxes of any Seller or any group to which any Seller is deemed to be a member (except to the extent such liabilities have been accrued for in the ordinary course of business consistent with past practice as of the Closing Date (the “Closing Tax Accrual”), which accrued amount shall be included in the calculation of the Netted Final Purchase Price pursuant to Section 2.5(c) and for which Buyer shall have no liability except to Sellers under such provision); (ii) indebtedness for borrowed money; (iii) any costs, expenses or liabilities incurred in connection with the preparation of this Agreement and the closing of the transactions contemplated hereby except to the extent reflected on the Final Closing Balance Sheet or as otherwise provided by the Transition Agreement; (iv) any COBRA obligations arising with respect to any Dedicated US Heating Employees who do not accept offers of employment from Buyer made pursuant to Section 6.5; or (v) the liabilities listed on Section 1.4 of the Sellers Disclosure Letter (collectively, the “Excluded Liabilities”).

ARTICLE II
CLOSING AND PURCHASE PRICE

2.1          Time and Place of Closing.  The Closing (as defined below) shall take place at 11:59 p.m. on June 30, 2005, provided that all conditions precedent set forth in Article VII below have been satisfied or validly waived on or prior to such date.  If the Closing does not occur on such date due to the failure of a condition precedent, the Closing shall occur at a mutually agreed time within three (3) Business Days after the satisfaction or valid waiver of all conditions precedent set forth in Article VII below.  The Closing (as defined below) shall take place at the offices of O’Melveny & Myers LLP, 610 Newport Center Drive, 17th Floor, Newport Beach, California, provided, that any party may participate remotely by electronic delivery of documents.  The consummation of the transactions contemplated hereby (except as otherwise provided in Sections 2.3, 2.5 and 2.6) is herein referred to as the “Closing,” and the date on which such Closing occurs is hereinafter referred to as the “Closing Date.”

2.2          Purchase Price.  Subject to the terms and conditions of this Agreement, including the adjustment in Section 2.5, Buyer hereby agrees to acquire the Assets from Sellers, to assume the Assumed Liabilities and to pay an amount in cash equal to Twenty Four Million Three Hundred Thousand Dollars (US$24,300,000) (the “Purchase Price”) pursuant to Section 2.3 as subsequently adjusted pursuant to Section 2.5.  For greater certainty, the Buyer is hereby acquiring the Canadian Assets from WP Canada, assuming the Canadian Assumed Liabilities of WP Canada and paying to WP Canada an amount in cash equal to the amount that will be allocated to the Canadian Assets on the Form 8594 to be filed by the parties pursuant to Section 2.7, and the Canadian Purchase Price is included in and forms part of the Purchase Price.

2.3          Payment of Purchase Price.  On the Closing Date, Buyer shall provide irrevocable instructions to its bank to initiate, at the open of business on the Business Day immediately following the Closing Date, a wire transfer in the amount of the sum of (i) the Purchase Price plus (ii) the aggregate amount payable to Sellers as of the Closing Date pursuant to the last sentence of Section 3.1(f)(i) of the Transition Agreement, in immediately available funds to an account designated in writing by Sellers.

2.4          Closing Deliveries.

(a)           Buyer’s Closing Deliveries.  At the Closing, Buyer shall deliver or cause to be delivered to Sellers the following, against the delivery by Sellers of the documents specified in Section 2.4(b) below:

(i)         by wire transfer of immediately available funds, in the respective percentages of and to the account or accounts of Sellers designated on Schedule 2.4(a)(i) hereto, the Purchase Price;

(ii)        the Assignment and Assumption Agreement substantially in the form of Schedule 2.4(a)(ii) hereto (the “Assignment and Assumption Agreement”), duly executed by Buyer;

(iii)       the License Agreement substantially in the form of Schedule 2.4(a)(iii) hereto (the “License Agreement”), duly executed by Buyer; and

(iv)       the letters of credit referred to in Sections 6.7 and 6.8 hereof.

(b)           Sellers’ Closing Deliveries.  At the Closing, Sellers shall deliver or cause to be delivered to Buyer the following documents, against the deliveries by Buyer pursuant to Section 2.4(a) above:

(i)         the Transition Agreement, duly executed by Sellers;

(ii)        the Bill of Sale in the form of Schedule 2.4(b)(i) hereto (the “Bill of Sale”), duly executed by Sellers;

(iii)       the Assignment and Assumption Agreement, duly executed by Sellers;

(iv)       the License Agreement, duly executed by Sellers;

(v)        warranty deed in substantially the form of Schedule 2.4(b)(v) transferring the Real Property in Rochester, New Hampshire to the Buyer or a designated Affiliate;

(vi)       electronically registrable warranty transfer/deed of land in substantially the form of Schedule 2.4(b)(vi) transferring the Real Property in Oakville, Ontario to the Buyer or a designated Affiliate;

(vii)      executed originals of all of the consents listed on Schedule 2.4(b)(vii) (the “Required Contractual Consents”);

(viii)     any records, tangible assets, licenses, policies, contracts plans, leases or other instruments owned by or pertaining to the Business that are in the possession of Sellers;

(ix)        a non foreign affidavit from each Seller dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that such Seller is not a “Foreign Person” as defined in Code Section 1445;

(x)         the release of all Liens encumbering the Assets other than the Permitted Liens; and

(xi)        fully executed copies of amendments to the Certificates of Incorporation of any Seller or any Affiliate including the word “Laars” in its name, deleting such name and appropriate forms to change such corporate name or names with all states or provinces in which such Person is authorized to do business (such amendments to be filed concurrent with the Closing).

2.5          Post Closing Adjustment to Purchase Price.  The Purchase Price to be paid by Buyer pursuant to Section 2.2 shall be subject to a post-Closing Adjustment determined as follows:

(a)           Net Book Value.   The Purchase Price will be adjusted upwards or downwards by the amount that the Net Book Value (as defined below) of the Business as determined on the Final Closing Balance Sheet (as defined below) is less than or greater than Twelve Million Five Hundred Twenty Nine Thousand Dollars ($12,529,000).  The Purchase Price, as adjusted pursuant to the previous sentence, will be referred to herein as the “Final Purchase Price.”  “Net Book Value” of the Business shall be the shareholder equity (except that cash and cash equivalents of Sellers shall be excluded from such calculation) of the Business determined in accordance with GAAP, applied consistently with the Reference Balance Sheet.  For greater certainty, the Canadian Purchase Price shall only be so adjusted in the event there is such an adjustment to the Net Book Value as it relates to the Canadian Assets and Canadian Liabilities.

(b)           Determination of Final Closing Balance Sheet.  The Final Closing Balance Sheet and Net Book Value will be determined as follows:

(i)         Within twenty (20) days after the Closing, Parent shall prepare a balance sheet of the Business as of the Closing Date (the “Proposed Closing Balance Sheet”) prepared in accordance with GAAP and consistent with the Reference Balance Sheet.

(ii)        Buyer shall have fifteen (15) days after receipt of the Proposed Closing Balance Sheet to review such documents and determined whether it agrees with the Proposed Closing Balance Sheet and the determination therein of the Net Book Value of the Business.  Parent shall make available to Buyer, at reasonable times during normal business hours (A) the books and records (including relevant work papers) used by Parent and (B) Parent’s personnel, agents or accountants responsible for the preparation of the Proposed Closing Balance Sheet.  If Buyer disagrees to the Proposed Closing Balance Sheet as to the determination of Net Book Value of the Business, then Buyer shall notify Parent in writing of such disagreement and provide its own determination of the Proposed Closing Balance Sheet within such fifteen (15) day period (“Buyer Report”); failure by Buyer to notify Parent and deliver the Buyer Report within such fifteen (15) day period shall constitute acceptance by Buyer of Parent’s determination of the Proposed Closing Balance Sheet and the Net Book Value of the Business as determined therein.

(iii)       If Parent and Buyer disagree as to the Proposed Closing Balance Sheet or the Buyer Report, then they shall attempt to resolve such disagreement by meeting and conferring in good faith during the fifteen (15) day period following Buyer’s delivery to Parent of the Buyer Report.  During such period of time and in order for Parent to review the Buyer Report.  Buyer shall make available to Parent, at reasonable times during normal business hours (A) the books and records, including relevant work papers, used by Buyer in preparation of the Buyer Report, and (B) Buyer’s personnel responsible for the determination of the Buyer’s Report.  If Buyer and Parent are unable to resolve their disagreement within such fifteen (15) day period, Buyer and Parent agree to retain Deloitte & Touche LLP (the “Accounting Arbitrator”) to arbitrate the dispute (unless such firm declines to act in such capacity, in which event Buyer and Parent shall instead retain PricewaterhouseCoopers).  The Accounting Arbitrator shall conduct its arbitration by reviewing only the Proposed Closing Balance Sheet, the Buyer Report, any related work papers of either party, this Agreement, and any written statement of Parent or Buyer supporting its position, if such statement is submitted within ten (10) days after appointment of the Accounting Arbitrator.  Within thirty (30) days of being retained, the Accounting Arbitrator shall render a decision regarding the Net Book Value of the Business, which decision shall be final and binding on all parties and a judgment upon the award rendered by the Accounting Arbitrator may be entered in any court of competent jurisdiction.  Each party shall bear its own costs associated with such proceeding and shall pay one-half of the fees and expenses of the Accounting Arbitrator.

(iv)       The Proposed Closing Balance Sheet shall be the “Final Closing Balance Sheet” unless Buyer timely disputes its accuracy, in which case, the Final Closing Balance Sheet and the Net Book Value of the Business shall be as determined through the foregoing dispute resolution process.

(c)           Calculation of Final Purchase Price.  Upon completion of the Final Closing Balance Sheet, the Final Purchase Price shall be determined as set forth in Section 2.5(a) based upon the Net Book Value of the Business.  An amount equal to the sum of (i) the Final Purchase Price Adjustment plus (ii) the Aggregate Severance Costs plus (iii) the Additional Payment (as defined below) (such sum, the “Netted Final Purchase Price Adjustment”), if a positive number, shall be paid by Buyer to Sellers by wire transfer of immediately available funds within three (3) Business Days of the completion of the Final Closing Balance Sheet.  An amount equal to the Netted Final

Purchase Price Adjustment, if a negative number, shall be paid by Parent or Sellers to Buyer by wire transfer of immediately available funds within three (3) Business Days of the completion of the Final Closing Balance Sheet.  The “Final Purchase Price Adjustment” shall mean an amount equal to (i) the Final Purchase Price minus (ii) the Purchase Price.  The “Additional Payment” shall mean an amount equal to the sum of the following, each as reflected on the Final Closing Balance Sheet: (x) the Closing Tax Accrual plus (y) the amount of the following liabilities accrued for in the ordinary course of business consistent with past practice as of the Closing Date: accrued bonus, payroll, vacation, pension/401(k), medical and dental and real property taxes (if any).

2.6          Sale of Boiler Raw Material Inventory.  Immediately following the JV Completion Date and the C Completion Date (each as defined in the Transition Agreement), Sellers shall sell to Buyer at Sellers’ cost, and Buyer shall buy from Sellers on such terms, any Boiler Raw Material Inventory related solely to the manufacture of the JV Boiler and the C Boiler, as applicable (other than any items that are obsolete in accordance with Sellers’ inventory accounting policies as of the Closing Date), still in possession of Sellers at the applicable completion date, as further described in the Transition Agreement.

2.7          Tax Allocation.  Prior to the Closing Date, Buyer and Sellers shall cooperate in the preparation of a Form 8594 with respect to the transactions contemplated hereby.  In preparing such form, Buyer and Sellers shall allocate the Purchase Price to broad categories constituting components of the Assets in accordance with the general principles set forth on Schedule 2.7 attached hereto.  Each party will report the purchase and sale of the Assets in accordance with the agreed upon allocation among such broad categories for all federal, state, local and other tax purposes, but such allocation shall not constrain reporting for other purposes.  Buyer and Sellers shall file the agreed-upon Form 8594 following the Closing, provided, that, notwithstanding the foregoing, if the Sellers and Buyer are unable to agree on the allocation, the required Form 8594 with all required attachments will in any event be filed by each party.

2.8          Canadian Tax Election.  The Buyer and the WP Canada shall each execute and file a joint election under section 22 of the Income Tax Act (Canada) and the corresponding provisions of any other applicable taxing statute or regulation, within the prescribed time periods, in respect of the sale of the Canadian Accounts Receivable.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant to Buyer, except as otherwise set forth in writing in appropriately corresponding sections of the disclosure letter supplied by Sellers to Buyer dated as of the date hereof (the “Sellers Disclosure Letter”) (it being understood that any matter set forth in the Sellers Disclosure Letter shall be deemed disclosed with respect to any section of this Article III to which the matter relates, so long as the applicability of such matter to such section is reasonably apparent), as follows:

3.1          Organization; Standing and Power.  Parent and each Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.  Each Seller has the requisite corporate power and authority to own, lease and operate the Assets that it owns and to carry on that portion of the Business it conducts as now being conducted, except where the failure of Parent and Sellers to be so organized, existing and in good standing would not have a Material Adverse Effect on the Business.  Each Seller is duly qualified and in good standing to do business in each jurisdiction shown in Section 3.1 of the Sellers Disclosure Letter, which includes each jurisdiction in which the nature of the Business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify or to be in good standing would not have a Material Adverse Effect on the Business.

3.2          Authority; Non-Contravention; Necessary Consents.

(a)           Authority.  Parent and each Seller have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and each Seller and no other corporate proceedings on the part of any Seller are necessary to authorize the execution and delivery of this Agreement or to consummate the other transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and Sellers and, assuming due execution and delivery by Buyer, constitutes the valid and binding obligations of Parent and Sellers, enforceable against Parent and Sellers in accordance with its terms, except to the extent such enforcement may be limited by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally or general equitable principles.

(b)           Non-Contravention.  The execution and delivery of this Agreement by Parent and Sellers does not, and performance of this Agreement by each such Person shall not: (i) conflict with or violate the certificate of incorporation or bylaws of such Person, (ii) conflict with or violate any material Legal Requirement applicable to such Person or by which such Person or any of its respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair such Person’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the material Assets, in each case, except as set forth on Section 3.2(b) of the Sellers Disclosure Letter or as would not have a Material Adverse Effect on the ability of Sellers to consummate the transactions contemplated hereby.

(c)           Necessary Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, arbitral entity, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by Parent or any Seller in connection with the execution, performance and delivery of this Agreement or the consummation of the transactions contemplated hereby.

3.3          Title to and Sufficiency of Assets.  Sellers have good and valid title to (or valid license or other right to use) all of the Assets material to the conduct of the Business as presently conducted free of all Liens other than (a) imperfections in title, if any, not material in amount and which, individually or in the aggregate, do not materially interfere with the conduct of the Business as presently conducted, (b) with respect to the Real Property, installments of special assessments not yet delinquent, recorded easements, covenants and other restrictions and utility easements, building restrictions, zoning restrictions and other easements and restrictions existing generally with respect to properties of a similar character, and (c) the encumbrances listed on Section 3.3 of the Sellers Disclosure Letter (collectively, the “Permitted Liens”).  All Assets material to the conduct of the Business as presently conducted are in condition and repair sufficient for their current use.  Other than the items of personal property listed on Section 1.1(b)(i) of the Sellers Disclosure Letter and the Boiler Raw Material Inventory, the Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business substantially in the manner presently operated by Sellers.

3.4          Financial Statements.  Attached as Section 3.4 of the Sellers Disclosure Letter is an unaudited income statement for the 12-month period ended December 31, 2003, the nine-month period ended September 30, 2004, and the six-month period ended March 31, 2005 (collectively, the “Income Statements”) and an unaudited balance sheet of the Business as of April 30, 2005 (the “Reference Balance Sheet”).  The Income Statements and Reference Balance Sheet were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except for the absence of notes and for normal adjustments that would customarily be included in financial statements prepared in accordance with GAAP and, in the case of the Reference Balance Sheet, for other excluded assets and liabilities in connection with the transactions contemplated hereby) and fairly present in all material respects, the results of operations of the Business for the applicable periods covered thereby.

3.5          Taxes

(a)         For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes,” shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and the term “Tax Return” shall mean all material federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes, including any amendment thereof.

(b)        (i) All material Tax Returns in respect of Taxes required to be filed with respect to the Business (including the consolidated federal income Tax Return of Parent and any state Tax Return that includes any Seller on a consolidated or combined basis) have been timely filed; (ii) all Taxes shown on such Tax Returns or otherwise due have been timely paid; (iii) all such Tax Returns are true, complete and correct in all material respects; (iv) no adjustment relating to such Tax Returns has been proposed formally or informally by any Tax authority (insofar as either relates to the activities or income of any Seller); and (v) there are no pending audits or proceedings for the assessment or collection of Taxes against any Seller or (insofar as either relates to the activities or income of any Seller or could result in liabilities of any Seller on the basis of joint and/or several liability) any corporation that was included in the filing of a Tax Return with any Seller on a consolidated or combined basis.

(c)         There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which any Seller may be subject with respect to the Business.

(d)        Neither Parent nor any Seller has received notice of any pending audits or examinations of any of the Tax Returns in respect of Taxes required to be filed with respect to the Business.  There are no Liens or other security interests upon any property or assets of any Seller for material Taxes to which any Seller may be subject with respect to the Business, except for Liens for Taxes not yet due and payable.

(e)         None of the Assets: (1) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Code; or (2) is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

3.6          Intellectual Property.

(a)           No Infringement.  To the Knowledge of Sellers, the products, services and operations of the Business do not infringe or misappropriate the Intellectual Property of any third party where such infringement or misappropriation would have a Material Adverse Effect on the Business.  No Seller has received a written notice that it is currently infringing on the Intellectual Property of any other Person with respect to any of the Assets.

(b)           No Impairment.  The purchase and sale of the Assets pursuant to this Agreement will not result in: (i) Buyer being bound by any material non-compete or other material restriction on the operation of the Business by Buyer, (ii) Buyer granting any rights or licenses to any material Intellectual Property of any Seller to any third party (including a covenant not to sue with respect to any material Intellectual Property of any Seller), (iii) the termination or breach of any contract relating to any Leased Intellectual Property Assets to which any Seller is a party, which termination or breach would have a Material Adverse Effect on the Business, or (iv) the termination or forfeiture of any Intellectual Property Assets which would have a Material Adverse Effect of the Business.

(c)           Ownership and Maintenance.  To the Knowledge of Sellers, Sellers collectively own, or possess licenses or other valid rights to use, all Intellectual Property Assets which is required or necessary to the conduct of the Business, except where the lack thereof would not have a Material Adverse Effect on the Business.  To the Knowledge of Sellers, no Person is infringing upon or violating any material Intellectual Property Assets.  Sellers have taken reasonable steps to maintain the confidentiality of their respective trade secrets.

3.7          Compliance; Permits.

(a)           No Seller has received any written notice that such Person is in violation of any Legal Requirement applicable to such Person or by which any Seller or any of its respective properties is bound, except, in each case, for uncured violations that would not have a Material Adverse Effect on the Business.  No material investigation or review by any Governmental Entity is pending or, to the Knowledge of Sellers, has been threatened in a writing delivered to any Seller, against any Seller.  There is no judgment, injunction, order or decree binding upon any Seller which has or would reasonably be expected to have a Material Adverse Effect on the Business.

(b)           Permits.  Sellers collectively hold, to the extent legally required, all permits, licenses, authorizations, franchises, variances, exemptions, orders and approvals from Governmental Entities (“Permits”) that are required for the operation of the Business, as currently conducted, the failure to hold which would have a Material Adverse Effect on the Business (collectively, “Business Permits”).  As of the date hereof, no suspension or cancellation of any of the Business Permits is pending or, to the Knowledge of Sellers, threatened.  Sellers have received no written notice that any such Person is not in compliance in all material respects with the terms of the applicable Business Permits.

3.8          Litigation.  There are no claims, suits, actions, investigations or proceedings pending or, to the Knowledge of any Seller, threatened, against any Seller, except as would not reasonably be expected to have a Material Adverse Effect on the Business.  No Seller is subject to any judgment, decree, injunction, rule or order of any Governmental Entity that has had or would reasonably be expected have a Material Adverse Effect on the Business.  All pending litigation against Parent or any of the Sellers with respect to the Business and all settlements involving payments in excess of $50,000 within the last three (3) years of claims against Parent or Sellers with respect to the Business are set forth in Section 3.8 of the Sellers Disclosure Letter.

3.9          Environmental Matters.

(a)         Hazardous Material.  To the Knowledge of any Seller, except as would not result in a Material Adverse Effect on the Business, no underground storage tanks and no substance that has been designated by any Governmental Entity or by applicable Legal Requirement to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”), are present in violation of applicable Legal Requirements in, on or under the Real Property as a result of the actions of any Seller, or as a result of any actions of any third party.

(b)        Hazardous Materials Activities.  To the Knowledge of any Seller, except as would not result in a Material Adverse Effect on the Business: (i) neither Parent nor any Seller has, in connection with the Business, transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of or in a manner which would reasonably be expected to result in liability pursuant to, any Legal Requirement in effect on or before the Closing Date and (ii) neither Parent nor any Seller, in connection the Business, has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in violation of or in a manner which would reasonably be expected to result in liability pursuant to any Legal Requirement.

3.10        Contracts.

(a)         Material Contracts.  For purposes of this Agreement, “Sellers Material Contract” shall mean:

(i)         any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Sellers in connection with the Business;

(ii)        any contract containing any covenant expressly restricting the right of Sellers to engage in any material line of business in any geographic location or compete with any Person in any material line of business which would be binding on Buyer as the successor in interest to Sellers in the Business;

(iii)       any contract, or group of contracts with a Person (or group of affiliated Persons), the termination or breach of which would have a Material Adverse Effect on the Business;

(iv)       indentures, credit agreements, security agreements, mortgages, guarantees, promissory notes and contracts relating to or evidencing indebtedness for borrowed money of any Seller (excluding any leases involving aggregate annual payments of less than $25,000 per lease) which would be binding on Buyer as successor in interest to Sellers in the Business or result in a Lien on any of the Assets;

(v)        any legal entity in the nature of a partnership or joint venture, or a material strategic alliance;

(vi)       any contract which would reasonably be expected to prohibit or materially delay the consummation of the transactions contemplated by this Agreement;

(vii)      any contract that involves for the purchase or lease of personal property with any supplier or for the furnishing of services to any Seller in connection with the Business with payments greater than $100,000 per year, other than purchase orders in the ordinary course of business and other than contracts or agreements that are terminable by such Seller within 90 days or less; or

(viii)     any contract with a distributor, manufacturer’s representative or “buy-sell” representative under which the contracting party accounted for more than Five Hundred Thousand Dollars ($500,000) per annum in sales of products of the Business in any of the last three (3) years.

(b)        Schedule.  Section 3.10(b) of the Sellers Disclosure Letter sets forth a list of all Sellers Material Contracts relating exclusively to the Business to which any Seller is a party or by which any of them is bound by as of the date hereof.

(c)         No Breach.  Except as set forth on Section 3.10(c) of the Sellers Disclosure Letter, all Sellers Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect would not have a Material Adverse Effect on the Business.  No Seller has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Sellers Material Contract, except in each case for those violations and defaults which would not have a Material Adverse Effect on the Business.

3.11        Brokers’ and Finders’ Fees.  Except for fees payable to J.P. Morgan Securities Inc., Sellers have not incurred, nor shall they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.12        Condition of Assets; Limited Warranties .  Except as otherwise expressly provided in this Agreement, Sellers make no representations or warranties whatsoever to Buyer, express, implied or statutory, concerning the Assets, the Assumed Liabilities or the Business, including any representation, warranty or condition as to value, quality, quantity, condition, fitness for purpose, merchantability, design, suitability, usability, saleability, obsolescence, working order, compliance with law, validity or enforceability.  ALL PERSONAL PROPERTY INCLUDED IN THE ASSETS, THE BOILER RAW MATERIAL INVENTORY AND THE REAL PROPERTY ARE SOLD “AS IS, WHERE IS.”  BUYER SPECIFICALLY ACKNOWLEDGES THAT NO WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE ARE MADE OR SHOULD BE IMPLIED IN THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER AND BWC

Buyer and BWC represent and warrant to Sellers, except as otherwise set forth in writing in appropriately corresponding sections of the disclosure letter supplied by Buyer dated as of the date hereof (the “Buyer Disclosure Letter”), as follows:

4.1          Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)         Organization; Standing and Power.  Each of BWC and Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing would not have a Material Adverse Effect on Buyer.

(b)        Charter Documents.  Buyer and BWC have delivered or made available to Sellers true and correct copies of the Certificates of Incorporation and Bylaws of Buyer and BWC, each as amended to date (collectively, the “Buyer and BWC Charter Documents”).  Such Buyer and BWC Charter Documents are in full force and effect.  Neither Buyer nor BWC is in violation of any of the provisions of the Buyer and BWC Charter Documents.

4.2          Authority; Non-Contravention; Necessary Consents.

(a)         Authority.  BWC and Buyer have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Buyer and BWC and no other corporate proceedings on the part of Buyer and BWC are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Buyer and BWC and, assuming due execution and delivery by Parent and Sellers, constitutes the valid and binding obligation of Buyer and BWC, enforceable against Buyer and BWC in accordance with its terms, except to the extent such enforcement may be limited by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally or general equitable principles.

(b)        Non-Contravention.  The execution and delivery of this Agreement by Buyer and BWC does not, and performance of this Agreement by Buyer and BWC will not: (i) conflict with or violate the Buyer and BWC Charter Documents, (ii) conflict with or violate any material Legal Requirement applicable to Buyer or BWC or by which Buyer or BWC or any of their respective properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Buyer’s or BWC’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Lien on any of the material properties or assets of Buyer pursuant to, any material contract to which Buyer or BWC is a party or by which Buyer or BWC or any of its properties are bound or affected, in each case, except as would not have a material adverse effect on the ability of Buyer or BWC to consummate the transactions contemplated hereby.

(c)         Necessary Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Buyer or BWC in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Buyer, BWC or Sellers or materially adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby within the time frame in which such transactions would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filings.

4.3          Brokers’ and Finders’ Fees.  Except for fees payable to MidMarket Capital Advisors, Buyer has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.4          Available Funds.  BWC has or has available to it all funds necessary to satisfy all of Buyer’s obligations under this Agreement.

4.5          No Reliance.  Buyer acknowledges that none of Sellers or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Assets, the Assumed Liabilities or the Business or other matters that is not included in this Agreement or the Sellers Disclosure Letter. Without limiting the generality of the foregoing, none of Sellers or any other Person has made a representation or warranty to Buyer with respect to (a) any projections, estimates or budgets for the Business, or (b) any material, documents or information relating to the Assets, the Assumed Liabilities or the Business made available to Buyer or its counsel, accountants or advisors in any data room or otherwise, except as expressly covered by a representation or warranty set forth in Article IV.

ARTICLE V
CONDUCT PRIOR TO THE CLOSING

5.1          Conduct of the Business by Sellers.

(a)           Ordinary Course.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date (except (i) as contemplated by this Agreement, (ii) as disclosed in Section 5.1 of the Sellers Disclosure Letter, or (iii) to the extent that Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned)), Sellers shall carry on the Business in all material respects, in the ordinary course, consistent with past practice, and shall use their commercially reasonable efforts to preserve intact the Business, their current business organization and their relationships with third parties and to keep available the services of their officers and employees.

(b)           Maintenance of Assets.  Sellers shall maintain the Assets in a state of repair and condition that complies with Legal Requirements and is consistent with the requirements and normal conduct of Sellers’ business.

(c)           Required Consent.  In addition, without limiting the generality of Section 5.1(a), except as permitted by the terms of this Agreement, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Sellers shall not do any of the following:

(i)          Enter into any new line of business or exit any existing line of business material to them;

(ii)         Transfer or encumber any of the Assets except for any transfer or encumbrance in the ordinary course of business;

(iii)        Fail to maintain the Assets, in the aggregate, in a condition comparable to their current condition, reasonable wear, tear and depreciation excepted, and except for Assets disposed of, sold or consumed in the ordinary course of business;

(iv)       Terminate or materially amend any Assigned Contract except in the ordinary course of business;

(v)        Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the Assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material to the Business;

(vi)       Enter into any joint ventures, strategic partnerships or alliances that are material to the Business (other than in connection with the proposed Mascot product);

(vii)      Enter into, amend or terminate any Sellers Material Contract except in the ordinary course of business;

(viii)     Voluntarily incur any liability other than in the ordinary course of Business;

(ix)        Institute or announce price increases with respect to the Business’s products prior to June 30, 2005; or

(x)         Agree to or make any commitment to take any actions prohibited by this Section 5.1.

5.2          Soil Testing.  For purposes of conducting a limited Phase II investigation, Sellers shall, at Buyer’s option, have up to a total of three soil samples taken at the Rochester facility, specifically one sample at each of the locations identified in a prior Phase I report provided to Buyer as having a potential environmental issue that was not identified in the current Phase I report.  In order to exercise this option, Buyer must notify Sellers in writing within two (2) Business Days of the date hereof of its request to have such sample taken.  The tests on the samples (if any) taken at the cooling tower and the wash water disposal will be limited to the substance or compound specifically identified as being of concern in the aforementioned Phase I report, and the test on the sample (if any) taken at the site adjacent to the vent near the spot welding area will not be limited to any specific substance or compound.  The report on any samples taken shall either be directed to both Buyer and Sellers or include a reliance letter for the benefit of Buyer.  Notwithstanding anything to the contrary herein (including, without limitation, Section 7.2(a)), no adverse condition which may be revealed by such testing shall constitute a failure of a condition to Buyer’s obligation to consummate and effect the transactions contemplated hereby unless such adverse condition shall represent a Material Adverse Effect on the Business.

ARTICLE VI
AGREEMENTS

6.1          Confidentiality; Access to Information.

(a)         Confidentiality.  The parties acknowledge that Parent and Buyer have previously executed a non-disclosure agreement dated February 3, 2005 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms (subject to Section 6.2 hereof) and Buyer will hold, and will cause its directors, officers, employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Evaluation Material (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(b)           Access to Information.  Parent shall cause Sellers to afford Buyer and Buyer’s accountants, counsel and other representatives reasonable access during normal business hours to the respective properties, books, records and personnel of Sellers relating to the Business during the period prior to the Closing to obtain all information concerning the Business, including the status of product development efforts, properties, results of operations and personnel, as Buyer or its representatives may reasonably request; provided, however, that Parent and Sellers may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to Sellers requires Sellers to restrict or prohibit access to any such properties or information.  Parent and Sellers shall cause the personnel of the Business to cooperate with Buyer and BWC in working toward a transition and integration of the Business with BWC.

6.2          Public Disclosure.  Neither Buyer nor Sellers nor any of their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the other transactions contemplated hereby without the prior written consent of the other party, except as may be required by law or by any listing agreement with, or the policies of, a national securities exchange in which circumstance reasonable efforts to consult with the other party will still be required to the extent practicable.  Parent will submit a draft of its initial filing on Form 8-K concerning this Agreement to BWC at least one (1) Business Day prior to filing.

6.3          Notification of Certain Matters.  Sellers shall give prompt notice to Buyer and Buyer shall give prompt notice to Sellers, of any representation or warranty made by any of them contained in this Agreement becoming untrue or inaccurate in any material respect or any failure of Buyer or Sellers, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by any of them under this Agreement, such that, (A) in the case of Sellers, the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied or (B) in the case of Buyer, the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.3 shall not limit or otherwise affect the remedies available hereunder to any of the parties sending or receiving such notice.

6.4          Third-Party Consents.  As soon as practicable following the date hereof, Buyer and Sellers will use their respective commercially reasonable efforts to obtain all consents, waivers and approvals under any Assigned Contracts as may be required to be obtained in connection with the transactions contemplated hereby.

6.5          U.S. Based Employee Matters.

(a)           Effective as of the end of business on the Closing Date (the “Employment Termination Date”), Sellers shall terminate, and effective as of the beginning of business on the Business Day immediately following the Closing Date (the “Employment Commencement Date”), Buyer will offer to employ, the employees of Sellers listed on Section 6.5(a) of the Sellers Disclosure Letter (the “Dedicated US Business Employees”) and who are employed by Sellers as of the Closing Date.  Such offer of employment shall include compensation (excluding bonuses, commissions, stock options, restricted stock, other forms of equity compensation and benefits) that is comparable to the compensation (excluding bonuses, commissions, stock options, restricted stock, other forms of equity compensation and benefits) provided to such employees by Sellers immediately prior to the execution of this Agreement.  Those employees described in the preceding sentence who accept employment with Buyer are the “Transferred US Employees.”  On and after the Closing, Buyer shall provide to the Transferred US Employees participation in any pension, 401(k), medical, dental, vision, life, disability and other benefit plans (the “Buyer Plans”) offered to similarly situated employees of other subsidiaries of BWC or a comparable plan or plans, provided, that the Transferred US Employees will not participate in BWC’s ESOP or any comparable plan.  Buyer shall take reasonable commercial actions to provide that Transferred US Employees will receive full credit for years of service with Sellers under the Buyer Plans.  Buyer shall use commercially reasonable efforts to waive all requirements for evidence of insurability and pre-existing conditions otherwise applicable to the Transferred US Employees under the Buyer Plans in which such Transferred US Employees become eligible to participate on or following the Closing.

(b)           Buyer will be responsible for making continuation coverage under Code Section 4980B and Sections 601-608 of ERISA (“COBRA”) available to any Transferred US Employees and any eligible spouse or dependent who experiences a “qualifying event,” as defined in Code Section 4980B(f)(3), whether prior to or after the Employment

Termination Date; Sellers shall be responsible for COBRA coverage for all of their employees other than Transferred US Employees.

(c)           Buyer shall be solely responsible for the costs or expenses (including severance costs or payments) incurred by Sellers arising from the refusal of any Dedicated US Business Employee to accept Buyer’s offer of employment pursuant to Section 6.5(a) for any reason (such costs collectively, the “Aggregate US Severance Costs”).  Without limiting the foregoing, Buyer agrees to comply with Section 6.5(c) of the Sellers Disclosure Letter.  Sellers agree that they shall not make any severance payments to any such employee without the prior consent of Buyer, not to be unreasonably withheld, and provided further, that Buyer shall have the right to defend any claim by any such employee for whom it does not authorize a severance payment.  Buyer shall pay to Sellers the amount of the Aggregate Severance Costs or offset such costs against any Final Purchase Price Adjustment, pursuant to Section 2.5(c).  Sellers have advised Buyer of their estimate of the severance costs by category of Dedicated Business Employee they would expect to incur should such employees refuse employment with Buyer.

6.6          Canadian Based Employee Matters

(a)           Prior to the Closing Date, but conditional upon the completion of the Closing, the Buyer shall offer employment to all the employees listed on Section 6.6 of the Sellers Disclosure Letter (the “Dedicated Canadian Business Employees”) which employment shall be on terms and conditions that are the same as or better than those upon which such employees are employed by the Seller at the Closing Date.

(b)           Until the Closing Date, the Seller shall be responsible for all wages, bonuses, earned vacations, sick leave, severance pay, and other remuneration benefits for all of the Dedicated Canadian Business Employees.  Thereafter, the Buyer shall be responsible for all such benefits with respect to employees who accept offers of employment from the Buyer made pursuant to Section 6.6(a) (the “Transferred Canadian Employees”).

(c)           Buyer shall be solely responsible for any and all liabilities incurred by either Buyer or the Sellers arising from the refusal of any Dedicated Canadian Business Employee to accept Buyer’s offer of employment pursuant to Section 6.6(a) for any reason (such costs collectively, the “Aggregate Canadian Severance Costs” and collectively with the Aggregate US Severance Costs, the “Aggregate Severance Costs”).  For greater clarity, Aggregate Canadian Severance Costs includes, without limitation, liabilities owed in respect of statutory pay in lieu of notice of termination and severance pay, if applicable, contractual termination entitlements, common law pay in lieu of notice of termination, other damages for wrongful dismissal and any costs associated with defending such claims.  Buyer shall pay to Sellers the amount of the Aggregate Severance Costs or offset such costs against any Final Purchase Price Adjustment, pursuant to Section 2.5(c).  Sellers have advised Buyer of their estimate of the severance costs by category of Dedicated Canadian Business Employee they would expect to incur should such employees refuse employment with Buyer.

(d)           The Buyer shall indemnify and save the Seller harmless of and from and against all actions, causes of action, suits, claims, demands, grievances, arbitration awards and any costs whatsoever which may be asserted by any Transferred Canadian Employee against the Seller in respect of any termination of employment of such Transferred Canadian Employee by the Buyer after the Closing Date.

6.7          Guarantees and Letters of Credit.  Buyer shall, prior to or concurrent with the Closing, (a) cause Buyer or one of its Affiliates to be substituted for Parent or Sellers, as applicable, with respect to (and cause Parent and Sellers to be released from) the financial and performance guarantees delivered by Parent and/or Sellers and identified on Schedule 6.7 or incurred in the ordinary course of business between the date hereof and the Closing Date in connection with the operation of the Business, and (b) except to the extent otherwise provided in Section 6.8, cause to be issued letters of credit as replacement letters of credit for ones issued by Parent or any Seller and identified on Schedule 6.7 or incurred in the ordinary course of business between the date hereof and the Closing Date in connection with the operation of the Business; provided, however, that Buyer shall indemnify and hold Parent and Sellers harmless from and against any and all losses resulting from any payment following the Closing Date by Parent or any Seller under such guarantees or letters of credit.

6.8          Insurance Matters.  Sellers shall use their respective commercially reasonable efforts to keep all insurance policies presently maintained relating to the Business and their respective properties, or replacements therefor, in full force and effect through the Closing Date, and Sellers shall not waive their rights under any insurance coverage.  Coverage of the Assets and the Business shall terminate as of the Closing Date under all such policies, except with respect to occurrences or claims arising prior to the Closing to the extent so provided in the applicable policies.  Sellers shall use commercially reasonable efforts to assist Buyer in receiving access to Sellers’ insurance carriers and such carriers’ adjustment facilities.  Following the Closing, Buyer will, at its expense, administer all workers’ compensation, general liability and product liability claims which occur prior to the Closing made under any such policies.  In the event that Buyer is unable to administer such existing insurance policies directly with the carrier, Sellers shall, at the request of Buyer, provide commercially reasonable assistance to Buyer in its administration of the claims.  In the event that Seller assists Buyer in the administration of insurance claims by paying to the insurers any legal fees, settlements, expenses or other costs associated with such claims, Buyer shall reimburse Seller via wire transfer within ten (10) days of receiving an invoice from Seller.  Not later than the Closing, Buyer shall post commercially-reasonable letters of credit or other collateral, with the insurers for such policies that may be assigned to Buyer and with Sellers for such policies that are not assigned, to cover the liabilities and expenses arising from the insurance claims related to the Business.  In the event that Buyer posts its letters of credit with Sellers and not directly with the insurers, the amount of such letters of credit shall be determined on a pro rata basis by comparing the insurance reserves attributable to the Business to the total reserves under Sellers’ policies including the Business.  Such letters of credit shall be modified as necessary from time to time in accordance with the requirements of Sellers’ insurance policies.

ARTICLE VII
CONDITIONS OF PURCHASE

7.1          Conditions to the Obligations of Each Party to Effect the Purchase.  The respective obligations of each party to this Agreement to effect the purchase of the Assets shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)           No Order.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Requirement (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the purchase of the Assets illegal or otherwise prohibiting consummation of the purchase of the Assets; provided, however, that prior to invoking this condition, the party so invoking this condition shall have complied with its obligations under Section 6.3.

7.2          Additional Conditions to the Obligations of Buyer.  The obligations of Buyer to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer.

(a)           Representations and Warranties.  Subject to Section 5.2, the representations and warranties of Sellers contained in Article III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made as of such date, except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date.

(b)           Agreements and Covenants.  Sellers shall have performed or complied in all material respects with the covenants, obligations and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing Date.

(c)           Litigation Matters.  No litigation brought by a Governmental Entity shall be pending, and no litigation shall be threatened by any Governmental Entity, which seeks to enjoin or prohibit the consummation of the transactions contemplated hereby, and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect.

(d)           Closing Deliveries.  Buyer shall have received all documents, instruments and other closing deliveries as contemplated by Section 2.4(b).

7.3          Additional Conditions to the Obligations of Sellers.  The obligation of Sellers to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Sellers:

(a)           Representations and Warranties.  The representations and warranties of Buyer contained in Article IV of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made as of such date, except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date.  Sellers shall have received a certificate with respect to the foregoing signed on behalf of Buyer, with respect to the representations and warranties of Buyer, by an authorized senior executive officer of Buyer.

(b)           Agreements and Covenants.  Buyer shall have performed or complied in all material respects with the covenants, obligations and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing Date.  Sellers shall have received a certificate with respect to the foregoing signed on behalf of Buyer, with respect to the covenants of Buyer, by an authorized senior executive officer of Buyer.

(c)           Closing Deliveries.  Sellers shall have received all documents, instruments and other closing deliveries as contemplated by Section 2.4(a).

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.1          Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written consent of Buyer and Sellers;

(b)           (i) by either Buyer or Sellers if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, or ruling enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree or ruling shall have become final and non-appealable (unless such order, decree, or ruling has been withdrawn, reversed, or otherwise made inapplicable); or (ii) by Sellers if any litigation or proceeding is pending before any court of competent jurisdiction or has been threatened to be instituted by any Person or governmental body, which in the good faith judgment of the Boards of Directors of Sellers is reasonably likely to result in an order, decree, or ruling enjoining, prohibiting, seeking substantial damages in respect of, or impairing the benefits of the transactions contemplated by this Agreement; or (iii) by Buyer if the Closing has not occurred on or before September 30, 2005;

(c)           by Sellers by written notice to Buyer, upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue or inaccurate, which untruths, inaccuracies or breach would give rise to the failure of a condition set forth in Sections 7.3(a) or 7.3(b); provided that if such untruth or inaccuracy in Buyer’s representations and warranties or breach by Buyer is curable by Buyer, through the exercise of reasonable efforts, within 30 days after Buyer’s receipt of written notice from Seller of a breach by Buyer hereunder, then Sellers may not terminate this Agreement under this Section 8.1(c) prior to the end of such 30-day period, provided that Buyer continues to exercise reasonable efforts to cure such untruthfulness, inaccuracy or breach through such 30-day period (it being understood that Sellers may not terminate this Agreement pursuant to this Section 8.1(c) if any Seller shall have materially breached this Agreement or if such untruthfulness, inaccuracy or breach by Buyer is cured prior to the end of such 30-day period); or

(d)           by Buyer by written notice to Sellers, upon a breach of any representation, warranty, covenant or agreement on the part of Sellers set forth in this Agreement, or if any representation or warranty of Sellers shall have become untrue or inaccurate, which untruths, inaccuracies or breach would give rise to the failure of a condition set forth in Sections 7.2(a) or 7.2(b) provided that if such untruth or inaccuracy in Sellers’ representations and warranties or breach by Sellers is curable by Sellers, through the exercise of reasonable efforts, within 30 days after Sellers’ receipt of written notice from Buyer of a breach by Sellers hereunder, then Buyer may not terminate this Agreement under this Section 8.1(d) prior to the end of such 30-day period, provided that Sellers continue to exercise reasonable efforts to cure such untruthfulness, inaccuracy or breach through such 30-day period (it being understood that Buyer may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such untruthfulness, inaccuracy or breach by Sellers is cured prior to the end of such 30-day period).

8.2          Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 8.1 above shall be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 6.1(a), this Section 8.2 and Article X, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement.  No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

ARTICLE IX
INDEMNITY AND TAX MATTERS

9.1          Indemnities.

(a)           Sellers agree to indemnify and hold harmless Buyer against (i) any liability for the income Taxes of Sellers or any member of an affiliated group with which any Seller files or has filed a Tax Return on a consolidated or combined basis, to the extent such aggregate liability exceeds the amount of the Closing Tax Accrual, and (ii) the Unassumed Liabilities.

(b)           Any indemnity payable under this Section 9.1 shall be net of any Tax benefit enjoyed by Buyer or any affiliate of Buyer.

(c)           Notwithstanding any provision in this Agreement to the contrary, the obligations of Sellers to indemnify and hold harmless Buyer pursuant to this Article IX shall terminate at the close of business on the 60th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities or Unassumed Liabilities in question (giving effect to any waiver, mitigation or extension thereof).

9.2          Cooperation and Exchange of Information.  Sellers and Buyer will provide each other with such cooperation and information as any of them reasonably may request of the other in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any audit or other proceeding in respect of Taxes with respect to the Business.  Any information obtained under this Section 9.2 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

9.3          Transfer Taxes.  Buyer shall pay all real property transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes, any transfer, recording, registration, and other fees, and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement.  Each party hereto shall execute and deliver all instruments and certificates necessary to enable the other party or parties to comply with the foregoing.

ARTICLE X
GENERAL PROVISIONS

10.1        Non-Survival of Representations and Warranties.  The representations and warranties of Buyer and Sellers contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Closing, and only the covenants or agreements that by their terms survive the Closing and this Article X shall survive the Closing.

10.2        Amendment.  This Agreement may not be amended except by execution of an instrument in writing signed on behalf of Buyer, Parent and Sellers.

10.3        Extension; Waiver.  At any time prior to the Closing Date any party hereto, by action taken or authorized by its respective Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.4        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) of transmission by telecopy or telefacsimile, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice (it being understood that the email addresses provided below are for convenience only):

(a)           if to Buyer or BWC, to:

Bradford White Corporation	A. Robert Carnevale
725 Talamore Drive	Chief Executive Officer
Ambler, PA 19002-1815	215-641-9400
www.bradfordwhite.com	rcarnevale@bradfordwhite.com
Tel.: 215-641-9400
Fax: 215-641-2810

Robert J. Hunter
Chief Financial Officer
215-641-9400
bhunter@bradfordwhite.com

with a copy to:

Varnum, Riddering, Schmidt & Howlett LLP	Daniel C. Molhoek
Bridgewater Place	Partner
333 Bridge Street, N.W.	616-336-6908
P.O. Box 351	dcmolhoek@varnumlaw.com
Grand Rapids, MI 49501-0352	Home Tel.: 616-682-1445

Scott A. Huizenga
Partner
616-336-6822
sahuizenga@varnumlaw.com
Home Tel.: 616-243-0341

(b)           if to Parent and/or Sellers, to:

Water Pik Technologies, Inc.

23 Corporate Plaza

Suite 246

Newport Beach, CA 92660

Attention:   Michael Hoopis

President and Chief Executive Officer

Facsimile No.: (949) 719-6472

with copies to:

O’Melveny & Myers LLP	O’Melveny & Myers LLP
610 Newport Center Drive	1999 Avenue of the Stars
Suite 1700	Suite 700
Newport Beach, CA 92660	Los Angeles, CA 90067
Attention: J. Jay Herron, Esq.	Attention: Jennifer Borow, Esq.
Facsimile No.: (949) 823-6994	Facsimile No.: (310) 246-6779

10.5        Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

10.6        Entire Agreement; Third-Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Sellers Disclosure Letter and the Buyer Disclosure Letter (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect and shall survive the Closing and any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Closing, in Section 6.7.

10.7        Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.8        Other Remedies; Specific Performance.

(a)           Other Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

(b)           Specific Performance.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.9        Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.  Each party hereby (a) irrevocably and unconditionally submits to the exclusive jurisdiction of the U.S. federal courts with respect to all actions and proceedings arising out of or relating to this Agreement and the transaction contemplated hereby, (b) agrees that all claims with respect to any such action or proceeding shall be heard and determined in such courts and agrees not to commence an action or proceeding relating to this Agreement or the transactions contemplated hereby except in such courts, (c) irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum, (d) consents to service of process upon him, her or it by mailing or delivering such service to the address set forth in Section 10.4 hereof, and (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

10.10      Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.11      Assignment.  Neither this Agreement nor any rights or obligations under it are assignable by either party without the prior written consent of the other party, except that Buyer may assign its rights hereunder to any Affiliate and may collaterally assign its rights hereunder to any financial institution providing financing in connection with the transactions contemplated by this Agreement.  Any purported assignment in violation of this Section 10.11 shall be void.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.12      Fees and Expenses.  Except as otherwise expressly provided in this Agreement or the Transition Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

10.13      Bulk Sales Waiver.  Buyer waives compliance by Sellers with any bulk sales legislation or similar laws, including, for greater certainty, section 6 of the Retail Sales Tax Act (Ontario) and any similar provisions contained in any similar federal, state, provincial, or local legislation.

10.14      Waiver of Jury Trial.  BOTH BUYER AND SELLERS HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF BUYER OR SELLERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

10.15      Planning Act Compliance.  This Agreement, as it relates to the Oakville, Ontario real property, is conditional on compliance with Section 50 of the Planning Act, R.S.O. 1990, as amended.

ARTICLE XI
GUARANTY OF BWC

11.1            BWC Guaranty.  BWC hereby irrevocably and unconditionally guaranties (the “Guaranty”), as primary obligor and not merely as surety, the due and punctual payment and performance in full of all Guarantied Obligations (as defined below) when the same become due, whether at stated maturity, by acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a)).  The term “Guarantied Obligations” includes each and every obligation under this Agreement of Buyer or of any Affiliate (i) to which Buyer assigns any right under this Agreement, (ii) to which Buyer transfers any of the Real Property or (iii) which Buyer causes to be substituted for Parent or Sellers pursuant to Section 6.7.  BWC agrees that its obligations under this Section 8.1 are irrevocable, absolute, independent and unconditional and will not be affected by any circumstance that constitutes a legal or equitable discharge of a guarantor or surety other than payment and performance in full of the Guarantied Obligations.  This Guaranty is a guaranty of payment and performance when due and not of collectibility.  To the fullest extent permitted by law, BWC hereby waives any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms of this Guaranty.

ARTICLE XII
DEFINITIONS

12.1        Rules of Construction .  For all purposes of this Agreement, except as otherwise expressly provided:  (a) the terms defined in this Agreement include the plural as well as the singular; (b) all references in this Agreement to designated “Articles,” “Sections,” “Exhibits,” and other subdivisions are to the designated Articles, Sections, Exhibits, and other subdivisions of the body of this Agreement; (c) pronouns of either gender or neuter include, as appropriate, the other pronoun forms; (d) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; (e) “or” is not exclusive; (f) “including” and “includes” will be deemed to be followed by “but not limited to” and “but is not limited to,” respectively; (g) any definition of or reference to any law, act, agreement, instrument or other document herein shall be construed as referring to such law, act, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified; (h) any definition of or reference to any law, statute or treaty shall be construed as referring also to any successor law, statue or treaty and to any rules and regulations promulgated thereunder; and (i) all accounting terms shall have the meanings assigned to them under GAAP.

12.2        Defined Terms.  As used in this Agreement and the Exhibits delivered pursuant to this Agreement, the following definitions will apply.

“Affiliate” shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.

“Agreement” shall have the meaning set forth in the first paragraph on page 1.

“Accounting Arbitrator” shall have meaning set forth in Section 2.5(b)(iii).

“Additional Payment” shall have meaning set forth in Section 2.5(c).

“Aggregate Canadian Severance Costs” shall have the meaning set forth in Section 6.6(c).

“Aggregate Severance Costs” shall have the meaning set forth in Section 6.6(c).

“Aggregate US Severance Costs” shall have the meaning set forth in Section 6.5(c).

“Assets” shall have the meaning set forth in Section 1.1.

“Assigned Contracts” shall have meaning set forth in Section 1.1(j).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.4(a)(ii).

“Assumed Liabilities” shall have meaning set forth in Section 1.3.

“Bill of Sale” shall have meaning set forth in Section 2.4(b)(ii).

“Boiler Raw Material Inventory” shall have meaning set forth in Section 1.2.

“Business” shall have meaning set forth in Recital A.

“Business Day” shall mean any day other than a Saturday or Sunday, or any day on which banks in New York, New York are authorized or obligated by law to close or are generally closed.

“Business Permits” shall have meaning set forth in Section 3.7(b).

“Buyer” shall have meaning set forth in the first paragraph on page 1.

“Buyer and BWC Charter Documents” shall have meaning set forth in Section 4.1(b).

“Buyer Disclosure Letter” shall have meaning set forth in Article IV.

“Buyer Plans” shall have meaning set forth in Section 6.5(a).

“Buyer Report” shall have meaning set forth in Section 2.5(b)(ii).

“BWC” shall have meaning set forth in the first paragraph on page 1.

“Canadian Accounts Receivable” means the accounts receivable and notes receivable of WP Canada arising exclusively in connection with the Business.

“Canadian Assets” means the Assets that are used in the Business to the extent it is carried on in Canada.

“Canadian Assumed Liabilities” means the Assumed Liabilities that relate to the Business to the extent it is carried on in Canada.

“Canadian Purchase Price” means the portion of the Purchase Price allocable to the purchase of the Canadian Assets.

“Closing” shall have meaning set forth in Section 2.1.

“Closing Date” shall have meaning set forth in Section 2.1.

“Closing Tax Accrual” shall have meaning set forth in Section 1.4.

“COBRA” shall have meaning set forth in Section 6.5(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall have meaning set forth in Section 6.1(a).

“Control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) shall mean the possession of the power to direct the management and policies of the referenced Person, whether through ownership interests, by contract or otherwise.

“Dedicated Canadian Business Employees” shall have meaning set forth in Section 6.6(a).

“Dedicated US Business Employees” shall have meaning set forth in Section 6.5(a).

“Employment Commencement Date” shall have meaning set forth in Section 6.5(a).

“Employment Termination Date” shall have meaning set forth in Section 6.5(a).

“Excluded Assets” shall have meaning set forth in Section 1.2.

“Excluded Liabilities” shall have meaning set forth in Section 1.4.

“Final Closing Balance Sheet” shall have meaning set forth in Section 2.5(b)(iv).

“Final Purchase Price” shall have the meaning set forth in Section 2.5(a).

“Final Purchase Price Adjustment” shall have the meaning set forth in Section 2.5(c).

“GAAP” shall have meaning set forth in Section 3.4.

“Governmental Entity” shall have meaning set forth in Section 3.2(c).

“Guarantied Obligations” shall have meaning set forth in Section 11.1.

“Guaranty” shall have meaning set forth in Section 11.1.

“Hazardous Material” shall have meaning set forth in Section 3.9(a).

“Hazardous Material Activities” shall have meaning set forth in Section 3.9(b).

“Income Statements” shall have meaning set forth in Section 3.4.

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (ii) all patentable inventions, invention disclosures, improvements, trade secrets, proprietary information and know how, (iii) all copyrights, copyrights registrations and applications therefor, (iv) all industrial designs and any registrations and applications therefor throughout the world, (v) all mask works and any registrations and applications therefor throughout the world, and (vi) all trade names, logos, URLs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world.

“Intellectual Property Assets” shall have meaning set forth in Section 1.1(g).

“Jandy” shall have meaning set forth in the first paragraph on page 1.

“Knowledge” shall mean, with respect to a party hereto, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer or General Counsel of Parent, or the Vice President of Sales or Vice President and General Manager of the Business, has actual knowledge of such matter.

“Laars” shall have meaning set forth in the first paragraph on page 1.

“Leased Intellectual Property Assets” shall have meaning set forth in Section 1.1(g).

“Leasehold Interests” shall have meaning set forth in Section 1.1(c).

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law (including any antitrust law), statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling, judgment or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“License Agreement” shall have the meaning set forth in Section 2.4(a)(iii).

“Lien” shall mean any pledge, claim, lien, charge, preemptive right, mortgage, encumbrance, option or security interest.

“Material Adverse Effect,” when used in connection with an entity, means any material adverse change in or material adverse effect on the business, results of operations or financial condition of such entity taken as a whole with its Subsidiaries; except for changes or effects that, alone or in combination, arise out of or result from (i) changes in economic conditions or financial or securities markets in general or the industries and markets in which the Company conducts its business, (ii) any change in such entity’s stock price or trading volume, (iii) any failure by such entity to meet revenue or earnings projections, (iv) any changes in laws or GAAP after the date hereof, (v) the execution and performance of or compliance with this Agreement, (vi) the announcement of this Agreement and the transactions contemplated hereby (including, without limitation, any (x) actions by clients or competitors, (y) loss of personnel or clients, or (z) the delay or cancellation of orders for services and products), (vii) any outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any acts of terrorism, or (viii), in the case of Sellers, any acts taken with the consent of Buyer.

“Net Book Value” shall have the meaning set forth in Section 2.5(a).

“Netted Final Purchase Price Adjustment” shall have the meaning set forth in Section 2.5(c).

“Owned Intellectual Property Assets” shall have meaning set forth in Section 1.1(f).

“Parent” shall have meaning set forth in the first paragraph on page 1.

“Permits” shall have meaning set forth in Section 3.7(b).

“Permitted Liens” shall have meaning set forth in Section 3.3.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Proposed Closing Balance Sheet” shall have the meaning set forth in Section 2.5(b)(i).

“Purchase Price” shall have meaning set forth in Section 2.2.

“Real Property” shall have meaning set forth in Section 1.1(a).

“Reference Balance Sheet” shall have meaning set forth in Section 3.4.

“Required Contractual Consents” shall have meaning set forth in Section 2.4(b)(vii).

“Sellers” shall have meaning set forth in the first paragraph on page 1.

“Sellers Disclosure Letter” shall have meaning set forth in Article III.

“Sellers Material Contract” shall have meaning set forth in Section 3.10.

“Tax” shall have meaning set forth in Section 3.5(a).

“Taxes shall have meaning set forth in Section 3.5(a).

“Tax Return” shall have meaning set forth in Section 3.5(a).

“Transferred US Employees” shall have meaning set forth in Section 6.5(a).

“Transferred Canadian Employees” shall have meaning set forth in Section 6.6(b).

“Transition Agreement” shall mean that Transition and Separation Agreement dated of even date herewith by and among Parent, Sellers, Buyer and BWC.

“WP Canada” shall have meaning set forth in the first paragraph on page 1.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

LAARS ACQUISITION, INC.

By:	/s/ A. Robert Carnevale
Name: A. Robert Carnevale
Title: President

BRADFORD WHITE CORPORATION

By:	/s/ A. Robert Carnevale
Name: A. Robert Carnevale
Title: CEO and President

WATER PIK TECHNOLOGIES, INC.

By:	/s/ Victor C. Streufert
Name: Victor C. Streufert
Title: Vice President – Finance and Chief
Financial Officer

LAARS, INC.

By:	/s/ Victor C. Streufert
Name: Victor C. Streufert
Title: Vice President – Finance and Chief
Financial Officer

JANDY INDUSTRIES, INC.

By:	/s/ Victor C. Streufert
Name: Victor C. Streufert
Title: Vice President – Finance and Chief
Financial Officer

WATER PIK TECHNOLOGIES CANADA, INC.

By:	/s/ Victor C. Streufert
Name: Victor C. Streufert
Title: Vice President – Finance and Chief
Financial Officer